VIA EDGAR AND ELECTRONIC MAIL

GT BIOPHARMA, INC.
9350 Wilshire Blvd. Suite 203
Beverly Hills, CA 90212

July 24, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: GT Biopharma, Inc.
Registration Statement on Form S-1 (File No. 333-239858)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GT Biopharma, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-239858) and declare the Registration Statement effective as of July 28, 2020, at 4:00 p.m. (Eastern time), or as soon as practicable thereafter.

Please contact the undersigned at (800) 304-9888, or Michael Hamilton, Baker & McKenzie LLP, at (713) 427-5033, with any questions. Also, please notify Mr. Hamilton by telephone when this request for acceleration has been granted.

Very truly yours,

GT Biopharma, Inc.

By: /s/ Steven Weldon
Name: Steve Weldon
Title: Chief Financial Officer

cc:
Michael Hamilton

Baker & McKenzie LLP